The Real Brokerage to Present at the Sidoti Virtual Micro Cap Conference

TORONTO and NEW YORK, May 4, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that Chief Financial Officer Michelle Ressler will be presenting at the Sidoti Micro Cap Virtual Conference on May 11, 2023 at 12:15 p.m. ET.

Real's remarks will be broadcast live and can be accessed by interested parties at the link below, and in the "Investors" section of www.onereal.com.

Date:  Thursday, May 11, 2023

Time: 12:15 p.m. ET

Webcast link: https://sidoti.zoom.us/webinar/register/WN_Xuzoslu9Q-Ciw5-t_K_a8w

About Real

The Real Brokerage Inc. is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 46 states, D.C., and four Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com

201.564.4221